Peak Bio, Inc.

3350 W. Bayshore Rd., Suite 100

Palo Alto, CA 94303

January 4, 2023

VIA EDGAR

Attention: Jimmy McNamara

Christine Westbrook

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Ignyte Acquisition Corp.

Registration Statement on Form S-1

Filed December 15, 2022

File No. 333-268801

Ladies and Gentlemen:

This letter sets forth the response of Peak Bio, Inc. (the “Company” or “Peak Bio”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 28, 2022, with respect to the above referenced Registration Statement on Form S-1 (the “S-1”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the S-1 (the “S-1/A”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the S-1.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-1 filed December 15, 2022

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover of the S-1/A.

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover and pages 5, 10, 70-71, 76 and 96 of the S-1/A.

3.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover and pages 9 and 70-71 of the S-1/A.

Risk Factors, page 11

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 9 and 70-71 of the S-1/A.

5.	Please revise your disclosure here and in the Summary to highlight the potential dilutive effect of the pricing mechanism under the White Lion Purchase Agreement on the company’s share price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 7, 9, 70-71, 73 of the S-1/A. The Company also respectfully flags its disclosure on page 72 to the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 82

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 96 of the S-1/A.

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 90 of the S-1/A.

General

8.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors an other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover and pages 9 and 70-71 of the S-1/A.

*****

We respectfully request the Staff’s assistance in completing the review of the S-1/A as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PEAK BIO, INC.

By:	/s/ Stephen LaMond
Name: Stephen LaMond
Title: Interim Chief Executive Officer

cc:	Stephen LaMond, Peak Bio, Inc.

Andrew P. Gilbert, DLA Piper LLP (US)

Scott A. Cowan, DLA Piper LLP (US)